OTHERWEB, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2023

WITH INDEPENDENT AUDITOR'S REPORT

Table of Contents



Renisha Lane, CPA
28475 Greenfield Road Suite 113 PB 1317
Southfield, MI 48076
248-905-1854
Rlane422@gmail.com

To the Management and Intended Users of Otherweb,
Inc. (formerly Valurank Corp)

Opinion

I have audited the financial statements of Otherweb, Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income and cash flows along with the related notes to financial statements. In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted my audits in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of my report. I am required to be independent of the Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, which raises substantial doubt about the Company's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

My objective is to obtain reasonable assurance about whether the financial statements as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, which raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that were identified during the audit.

Sincerely,



Renisha Lane, CPA
Southfield, Michigan
CPA License #1101030069
April 11, 2024


Otherweb, Inc.
Statement of Financial Position
As of the years ended December 31, 2023

ASSETS


Current Assets

Cash and Cash Equivalents	$	705,337
Total Cash and Cash Equivalents	$	705,337
Total Current Assets	$	**705,337**
TOTAL ASSETS	$	**705,337**


LIABILITIES & EQUITY


Current Liabilities

Credit Card Payable		9,138
Interest Payable		9,400
Total Current Liabilties	$	**18,538**

Long-Term Liabilities

Convertible Notes		330,000
Total Current Liabilties	$	**330,000**
Total Liabilities	$	**348,538**

EQUITY

SAFE Note		1,326,863
Equity Acquisition		(664,731)
Preferred Stock		596,956
Retained Earnings		(215,024)
Net Income		(687,265)
TOTAL OWNER'S EQUITY		356,799
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	**705,337**


See independent auditor's report and accompanying notes to the financial statements.


Otherweb, Inc.
Statement of Operations
For the years ended December 31, 2023

INCOME

Income	$	-
Total Income	**$**	**-**

OPERATING EXPENSES

Advertising and Marketing		79,145
Bank Fees		159
Contractors		249,959
Legal		26,169
Merchant Fees		66
Office Expense		1,934
Payroll		269,318
Software		46,144
Travel		2,431
Total Expenses	**$**	**675,325**

NET OPERATING INCOME	**$**	**(675,325)**

OTHER INCOME

Miscellaneous Income		561

OTHER EXPENSES

Interest Expense		12,501

Total Other Income	**$**	**(11,940)**

NET INCOME	**$**	**(687,265)**

See independent auditor's report and accompanying notes to the financial statements.

Otherweb, Inc.

Statement of Cash Flows
As of the years ended December 31, 2023

Cash Flows from Operating Activities

Net Income	$ (687,265)	
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Interest Payable	9,400	
Increase in Credit Card Payable	265	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,665**	
Net cash provided by operating activities		$ **(677,600)**

Cash flows from Financing Activities

Convertible Notes	180,000
SAFE Note	1,326,863
Equity Acquisition	(664,731)
Opening Balance Equity	(25,542)
Preferred stock	596,956
Net cash provided by financing activities	$ **1,413,546**
Net cash increase for period	$ **735,946**
Cash at beginning of period	$ **(30,609)**
Cash at end of period	$ **705,336**

See independent auditor's report and accompanying notes to the financial statements.

Otherweb, Inc.
Notes to the Financial Statements
Years Ended December 31, 2023

1. Organization and Purpose

Otherweb, Inc. (the Company), formerly known as Valurank Corp, is a public benefit corporation organized under the laws of the State of Delaware as of September 12, 2021.

The Company is engaged in scientific and technological research and development aimed at improving the quality and reliability of information people consume on the internet, an enhancing people's ability to acquire knowledge, communicate effectively, and engage in robust public discourse.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follow:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (US GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time expenses are incurred.

b) Fiscal Year

The Company operates on December 31st year-end.

c) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Risks and Uncertainties

The Company has a limited operating history and is currently in the start-up phase. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These could potentially affect the Company's financial condition and the results of its operations.

e) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. The balance of cash and cash equivalents is $705,337 as of December 31, 2023.

f) Income Taxes

The Company applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

The tax effects from an uncertain tax position can be recognized in the financial statements if the position is more likely than not to be sustained on audit based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the years ended December 31, 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company reserved the recognition of an allowance account in the financial statements. Under current law through CARES Act, net operating losses incurred in the years 2018 through 2020 can be carried back for five years and carried forward indefinitely and not subject to the 80% taxable income limitation while net operating losses incurred in 2021 onwards should be carried forward indefinitely subject to 80% taxable income limitation.

g) Future Accounting Pronouncements Effective After 2022 for Calendar Year-End Nonpublic Companies

During June 2016 (with amended codification in 2018 through ASU 2018-19), the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, *Credit Losses (Topic 326)*. ASU No. 2016- 13's objective is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date.

During 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350),* which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The entity should apply its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount.

During 2018, the FASB issued ASU 2018-12, *Financial Services – Insurance (Topic 944),* which aims to improve the timeliness of recognizing changes in the liability for future policy benefits and modify the rate used to discount future cash flows and their related accounting of certain market-based options or guarantees.

During 2019, the FASB issued ASU 2019-05, *Financial Instruments – Credit Losses (Topic 326) Targeted Transition Relief,* and related codifications ASU 2019-04 and ASU 2019-11. In addition, the FASB also issued ASU 2019-09, *Financial Services – Insurance (Topic 944),* which details the effective dates for applicability to Topic 944.

During 2020, the FASB issued ASU 2020-01, *Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) which* clarifies the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. In addition, the FASB issued ASU 2020-08, *Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs* and ASU 2020-10,

Codification Improvements. The FASB also issued ASU 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.*

During 2021, the FASB issued ASU 2021-02, *Franchisors – Revenue from Contracts with Customers (Subtopic 952- 606): Practical Expedient*, which introduce new practical expedient that simplifies the application of the guidance about identifying performance obligations. The FASB also issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,* which requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.

During 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815) – Fair Value Hedging – Portfolio Layer Method,* which provide provisions as to scope, application of multiple hedged layers of a single-closed portfolio, and accounting treatment for hedge basis adjustments under the portfolio layer method. In addition, the FASB also issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,* ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,* and ASU 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.*

3. Liquidity and Management Plan

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company incurred operating loss for the year ended December 31, 2023. The Company believes it can operate for at least twelve months from April 11, 2024.

4. Convertible Debt

Convertible Notes 2023

The Company paid back convertible notes of $150,000 issued in prior years, plus interest. The Company received $330,000 in proceeds from convertible notes during 2023, with a 24-month maturity date, at 2 and 3% interest. Interest expense relating to the notes are $12,501 as of December 31, 2023.

5. Equity

Under the articles of incorporation, the total number of common shares of stock that the Corporation has been authorized to issue was 10,000,000, consisting solely of common stock with a par value of $0.00001 per share.

During 2023 the Company underwent a 6:1 stock split, bringing the total number of common shares that the company is authorized to issue to 60,000,000. As of December 31, 2023, 51,000,000 common shares have been issued and outstanding. The company also authorized up to 30,000,000 preferred shares to be issued.

As of December 31, 2023, no preferred shares were issued and outstanding. The Company raised funds of $1,931,995.00 through December 31, 2023.

Otherweb, Inc uses 3 special purpose vehicles to pool investors who purchased shares under Reg CF: OTHERWEB I A SERIES OF WEFUNDER SPV LLC, OTHERWEB I EB A SERIES OF WEFUNDER SPV LLC and OTHERWEB SPV II LLC. These entities do not have their own financials and are treated as pass-through entities for the sole purpose of pooling investors. Their financials remain unchanged from their inception through December 31, 2023.

6. Subsequent Events

The Company has evaluated subsequent events occurring through April 11, 2024, for which the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements. The following events occurred:

- As of January 2024, all SAFE Notes converted to Preferred Stock.